Exhibit 12.1
Allegheny Technologies Incorporated
Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)
(Unaudited)

Six Months Ended
June 30, 2018
Income before income taxes	$146.0
Income recognized on less than fifty percent owned persons	(2.4)
Noncontrolling interest in the income of subsidiary with fixed charges	(5.3)
$138.3
Fixed Charges:
Interest expense	$49.5
Portion of rents deemed to be interest	4.1
Capitalized interest	2.1
Amortization of debt expense	1.8
Fixed charges excluding capitalized interest	57.5
Earnings adjustments:
Capitalized interest	(2.1)
Earnings, as adjusted	$193.7
Ratio of earnings to fixed charges	3.4